

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2012

Via E-mail
Nikolas Konstant
Chief Executive Officer
Cellteck, Inc.
2049 Century Park East
Suite 3670
Los Angeles, CA 90067

> **Re:** **Cellteck, Inc.**
> **Current Report on Form 8-K**
> **Filed October 15, 2012**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 18, 2012**
> **File No. 0-53246**

Dear Mr. Konstant:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Current Report on Form 8-K Filed October 15, 2012

General

1.   Please ensure that you file your amendment under all relevant items of Form 8-K. In that regard, we note that you have only filed the current report on Form 8-K under Item 9.01, but it appears that Items 2.01, 5.01, and 5.02 were also triggered. We note that Item 5.06 may also have been triggered.

2.   Please ensure that all of your disclosure is relevant to your filing. For example, we note your statements at page 2 regarding industry and market data, but we do not see such data in your filing. In addition, we note your references to wind farms, but it does not appear from your disclosure that your business relates to wind farms.

3.   Please define at the place of first usage all acronyms or abbreviations used throughout your filing. For example, you have not defined the term "TEHI" when it is first used at page 5.

4.   Please provide the disclosures required by Item 304 of Regulation S-K under Item 4.01 of Form 8-K for the change in your independent accountants. We believe a change in accountants results from a reverse acquisition where the registrant and the accounting acquirer use different accountants, with the predecessor accountants being that of the registrant.

Cautionary Statement Regarding Forward-Looking Statements and Information, page 2

5.   You state at page 34 that your common stock is subject to penny stock regulations. It therefore does not appear that you are eligible for the safe harbors set forth in the Private Securities Litigation Reform Act of 1995, and therefore it does not appear to be appropriate for you to suggest that your disclosure constitutes forward-looking statements as "defined in the Private Securities Litigation Reform Act of 1995." See Exchange Act Section 21E(b)(1)(C). Please revise.

Description of Business, page 4

Description of Works Property, page 4

6.   We note your disclosure stating that the Works Property has approximately "200 undeveloped acres." Please revise your disclosure to provide the information required by Item 1208(b) of Regulation S-K as of your fiscal year end.

Crude Oil Sales, page 5

7.   We note your disclosure of net oil production and average sales price per barrel produced. Please revise your disclosure to provide the information required by Item 1204 of Regulation S-K as of your fiscal year end.

Illinois Proved Reserves and Production, page 5

8.   We note that you hired Hahn Engineering, Inc., an independent petroleum engineering firm, to prepare your reserve estimates. Please include in an amendment to your filing, as an exhibit, a report prepared by this firm containing the disclosures required by Item 1202(a)(8) of Regulation S-K.

9.   We note your disclosure that your table of reserve quantities and income data provides evaluation information on 300 acres of the Works Property as of September 1, 2012. However, according to Item 1202(a) of Regulation S-K, your summary of oil and gas reserves should be as of your fiscal year end and based on average fiscal year prices. Please revise your reserve information accordingly, and remove the income data from the table as it is not contemplated by Item 1202(a).

Controls Over Reserve Estimates, page 7

10.   Please expand your disclosure to include the technical person at the Company responsible for overseeing the preparation of your reserve estimates and his or her qualifications in accordance with Item 1202(a)(7) of Regulation S-K.

Management's Discussion and Analysis, page 17

Overview, page 17

11.   We remind you to include in an amendment to your filing pro forma financial statements in accordance with Rule 8-05 of Regulation S-X as you indicate you will do under this heading.

Executive Compensation, page 46

12.   We note that you have not disclosed any director compensation. Please note that Item 402(m)(1) of Regulation S-K provides that disclosure is required for all compensation awarded to, earned by, or paid to the directors by any person for all services rendered in all capacities to the smaller reporting company and its subsidiaries, unless otherwise specifically excluded. The item also provides that all such compensation shall be reported pursuant to the item, even if also called for by another requirement, including transactions between the smaller reporting company and a third party where the purpose of the transaction is to furnish compensation to any such director. Please disclose any such compensation awarded to, earned by, or paid to Mr. Mitola. In that regard, we note your services agreement with Quantum Advisors, LLC.

Financial Statements of Eos Petro, Inc and Subsidiaries

Consolidated Balance Sheets, page F-3

Consolidated Statement of Stockholders' Deficiency, page F-5

13.   Please provide a pro forma stockholders' deficiency section assuming the October 12, 2012 merger and related transactions (e.g., the amendment to your articles of incorporation) occurred on your most recent balance sheet dated presented. This pro

forma presentation assumes the merger will be accounted for as a reverse recapitalization transaction with a shell company. Refer to our comment under merger agreement below for guidance.

Consolidated Statements of Operations, page F-4

14.   Please provide pro forma loss per share for all periods presented, excluding the cumulative since inception column, giving effect to the October 12, 2012 merger and related transactions as if they occurred on your date of inception. This pro forma presentation assumes the merger will be accounted for as a reverse recapitalization transaction with a shell company. Refer to our comment under merger agreement below for guidance.

Note 2 – Summary of Significant Accounting Policies, page F-7

Full Cost Method of Accounting for Oil and Gas Properties, page F-8

15.   We note that you have reported quantities of proved reserves and production in Note 13. Please tell us why you have not recorded amortization on the capitalized costs associated with your proved reserves.

Note 11 – Commitments and Contingencies, page F-18

Entrex Services, page F-19

16.   Please explain to us how you determined the appropriate accounting for the TIGRcub Securities. As part of your response, explain why you will not record the securities as debt and how you considered the guidance in FASB ASC 470-10-25-1 and 25-2 as part of your accounting.

Note 12 – Subsequent Events, page F-21

Merger Agreement, page F-23

17.   Please clarify for us and in the filing how you will account for the merger transaction. Note that we consider the acquisition of a private operating company by a non-operating public shell corporation to be a capital transaction in substance, rather than a business combination, where no goodwill or other intangible assets will be recorded. In part, a shell company is a registrant that has no or nominal operations and no or nominal assets. We note that Cellteck, Inc. had less than $4,000 in each of revenue and operating expenses for the quarter ended June 30, 2012 and $274 in total assets as of June 30, 2012. Consequently, it appears that Cellteck, Inc. is a shell company where you would not record it at its fair value in the financial statements of EOS. Please refer to Rule 12b-2 of the Exchange Act for the definition of a shell company.

Note 13 – Supplemental Information Relating to Oil and Gas Producing Activities (Unaudited), page F-23

18.   We note your disclosure of estimated quantities of proved reserves and calculation of the standardized measure of oil and gas are as of September 1, 2012, and your calculation of changes in the standardized measure of oil and gas is as of June 30, 2012. However, this information should be as of your fiscal year end date. Please revise your disclosures to comply with the guidance in FASB ASC 932-235-50.

19.   In addition, please note that production should be subtracted from your reserve quantity total. Refer to the illustration at FASB ASC 932-235-55-2.

20.   Please explain to us how you determined the future income taxes to be zero in your calculation of the standardized measure of oil and gas.

21.   Please ensure that you provide all of the disclosures required by FASB ASC 932-235-50-2.

Exhibits

22.   Please ensure that all material contracts are disclosed in the filing and filed as exhibits. See Item 601(b)(10) of Regulation S-K. As an example, it does not appear that you have filed the Success Fee Agreement with Knowledge Reservoir, LLC. As another example, we note your reference at page F-19 to your license and servicing agreement with Entrex, Inc. However, you have not described such agreement in any of the non-financial statement sections of your filing, and have not filed such agreement as an exhibit. Please revise.

23.   Please ensure that you have filed complete versions of each of your material contracts, including any schedules and exhibits. Please refer to Item 601(b)(10) of Regulation S-K. As an example only, we note that you have not filed the exhibits to the Services Agreement with Knowledge Reservoir, LLC filed as Exhibit 10.3. Please re-file such agreement to include all of the exhibits.

24.   Exhibits 3.1, 3.3, 10.2 through 10.16, 10.18 through 10.24, 10.28, and 10.29 were electronically filed in an un-searchable format. Please amend your filing to resubmit these exhibits in a text searchable format. See Section 5.1 of the EDGAR Filer Manual, Volume II: "EDGAR Filing," Version 21 (October 2012) and Item 301 of Regulation S-T.

Preliminary Proxy Statement on Schedule 14A Filed October 18, 2012

25.   We note your disclosure in your current report on Form 8-K filed on October 15, 2012
        regarding your intent to file a proxy statement with respect to a meeting of stockholders
        to obtain stockholder approval of an amendment to the articles of incorporation for the
        purpose of authorizing a sufficient number of shares of common stock in order to
        effectuate the conversion of all shares of Series B preferred stock into common stock.
        We also note that a substantial amount of the Series B preferred stock was issued in
        connection with the reverse merger transaction. As a result, it appears that in connection
        with the proposal for shareholder approval of the reverse split, you are in effect seeking
        shareholder approval of the reverse merger transaction. Please revise your filing to
        provide the disclosure required by Items 11, 13 and 14 of Schedule 14A, or provide your
        analysis with respect to why you are not required to provide such information. Please
        refer to Note A of Schedule 14A.

Proposal No. 1 – Approval of an Amendment to Our Articles of Incorporation . . ., page 5

Purposes of the Proposed Reverse Stock Split, page 6

26.   It appears that one purpose of the reverse stock split is to effectuate the conversion of all
        shares of Series B preferred stock into common stock. Please revise your proxy
        statement to clarify such purpose.

27.   To enhance investor understanding, please clarify in tabular form the number of shares of
        authorized and issued common stock before and after the reverse split, taking into
        account the conversion of the Series B preferred stock.

28.   We note that the reverse stock split will result in an increased number of authorized but
        unissued shares of your common stock. Please disclose whether you have any current
        plans, proposals or arrangements, written or otherwise, to issue the additional shares at
        this time. If so, please discuss them in necessary detail. If not, please state that you have
        no such plans, proposals or arrangements, written or otherwise, at this time.

29.   Please refer to Release No. 34-15230 and discuss the possible anti-takeover effects of the
        reverse stock split. Please also discuss other anti-takeover mechanisms that may be
        present in your governing documents or otherwise and whether there are any plans or
        proposals to adopt other provisions or enter into other arrangements that may have
        material anti-takeover consequences. Inform holders that management could use the
        additional shares to resist or frustrate a third-party transaction providing an above-market
        premium that is favored by a majority of the independent stockholders.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Towner, Staff Accountant, at (202) 551-3744, or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551- 3699 with questions about engineering comments. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or, in his absence, Laura Nicholson, Staff Attorney, at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Mr. Jeffrey P. Berg